PERCEPTION CAPITAL CORP. II

315 Lake Street East, Suite 301

Wayzata, MN 55391

May 26, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Nudrat Salik

Al Pavot

Jordan Nimitz

Celeste Murphy

Re:	Perception Capital Corp. II (the “Company”)

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed May 9, 2023

File No. 001-40976

Ladies and Gentleman:

I am writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated May 19, 2023 (the “Comment Letter”), with respect to the above-referenced Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, filed on May 19, 2023 (“Amendment No. 1”).

Concurrently with the submission of this letter, the Company has filed via EDGAR Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. Below are the Company’s responses to the Comment Letter. For the Staff’s convenience, the headings and numbered comments in this letter correspond to those contained in the Comment Letter. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Preliminary Proxy on Schedule 14A filed May 9, 2023

Q. Do any of PCCT’s directors or officers or the sponsor of its affiliates have interests in the business combination that may differ . . . , page xxii

1.

We note your revisions in response to our prior comment 1 and reissue in part. It appears that the underwriting fees remain constant and are not adjusted based on redemptions. Please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xv and 8 of Amendment No. 2. In addition, the Company respectfully advises the Staff that the sensitivity analysis related to dilution, including the presentation of the effective underwriting fee on a percentage basis for shares at each redemption level, reflects the assumption that the PCCT Class A Ordinary Shares submitted for redemption in connection with the Business Combination are purchased by Meteora through brokers in the open market or directly from redeeming Public Shareholders for purposes of reversing such redemption elections, pursuant to the Forward Purchase Agreement, which results in the effective underwriting fee percentage being unchanged across each redemption level.

Perception Capital Corp. II

May 26, 2023

Pro Forma Note P, page 80

2.

If a $6.4 million prepayment of the Bridge Loan is “mandatory”, then please expand your disclosure to state whether you would be in default of the loan given your assumed failure to make the prepayment under the maximum redemption scenario. If you would be in default, then disclose the adverse consequences of the default, both here and on page 19. Also, if this would cause the interest rate on the debt to increase by 5% (page 74), then it appears that the pro forma note FF on page 81 should be revised to reflect the higher interest rate.

Response: The Company acknowledges the Staff’s comment and hereby advises the Staff that while the prepayment of the Bridge Loan is mandatory, the amount of prepayment is subject to adjustment and is not necessarily $6.5 million.

According to section 2.2(iv) of the Arosa Bridge Loan Agreement, “…Within ninety (90) days after the Acquiror Share Redemption (as defined in the Merger Agreement), Borrower shall cause all proceeds to the Borrower from the Trust Account (as defined in the Merger Agreement), net of taxes and expenses permitted to be paid therefrom pursuant to the Merger Agreement (the “Net Trust Proceeds”), to be applied to prepay the Loan in an amount of cash equal to the sum of (a) the Net Trust Proceeds, plus, (b) in the event that the payment in (a) results in the payment in full of the entire outstanding principal amount of the Loan, the Final Payment Amount and (c) all other sums, if any, that shall have become due and payable hereunder in connection with the Loan…”

Under the maximum redemption scenario, the amount of Net Trust Proceeds is nil as a result of the maximum number of shares redeemed and the associated redemption payment of $21.9 million. Therefore, even if no such repayment entry is reflected under maximum redemption scenario, the loan is not at default.

Based on the above, the Company believes that the interest expense reflected on page 81 is appropriate.

Pro Forma Note EE, page 82

3.	Please clarify for us why you are accounting for the waiver of deferred underwriting fees as income instead of as an adjustment to equity.

Response: The Company acknowledges the Staff’s comment and has reflected the waiver of deferred underwriting fees as an adjustment to equity in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023.

Perception Capital Corp. II

May 26, 2023

Executive and Director Compensation, page 96

4.

We note your response to our prior comment 14. With respect to smaller reporting companies and emerging growth companies, Item 402(n) requires compensation of the named executive officers for each of the last two completed fiscal years. Please revise to provide the executive compensation disclosure for the fiscal year ended December 31, 2021.

Response: The Company acknowledges the Staff’s comment and directs the Staff to Instruction 1 to Item 402(n) of Regulation S-K, which provides that compensation information for the fiscal year prior to the last completed fiscal year will not be required if the smaller reporting company was not a reporting company pursuant to Section 13(a) or 15(d) of the Exchange Act at any time during that year. Spectaire was not a reporting company pursuant to Section 13(a) or 15(d) of the Exchange Act for the fiscal year ended December 31, 2021. Accordingly, pursuant to Instruction 1 to Item 402(n) of Regulation S-K, Spectaire is not required to provide executive compensation disclosure for the fiscal year ended December 31, 2021. In addition, the Company respectfully advises the Staff that executive compensation disclosure with respect to the directors and executive officers of the Company, including for the fiscal year ended December 31, 2021, is set forth under the heading “Executive and Director Compensation—PCCT’s Executive Officer and Director Compensation” on page 180 of Amendment No. 2.

Security Ownership of Certain Beneficial Owners and Management of PCCT and NewCo, page 137

5.

We note your revisions in response to our prior comment 10 and reissue. Please revise your beneficial ownership table to disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming the exercise and conversion of all securities, including the Private Placement Warrants, the Extension Warrants or the redeemable warrants issuable upon conversion of the Working Capital Note. Please refer to Item 6 of Schedule 14A and Item 403 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 142 of Amendment No. 2.

Spectaire’s Business Model, page 150

6.	We note your response to comment 13. Please also expand your disclosures to help investors understand the inherent limitations of the projected amounts.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 154 and 162 of Amendment No. 2.

The Business Combination

Background to the Business Combination, page 177

7.

We note your revisions in response to our prior comment 16. We note that after previously declining to participate in a capital raise with Spectaire in early August due to its “lack of commercially available product and customers,” Mr. Honour expressed that those concerns were satisfied, and PCCT and Spectaire began discussions regarding a potential business combination on November 17, 2022. Please provide additional detail about how the circumstances related to commercially available product and customers changed between early August and November 2022.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 188 of Amendment No. 2.

Perception Capital Corp. II

May 26, 2023

8.

We note your revisions in response to our prior comment 17 and reissue in part. It is still not clear how you arrived at the $125 million valuation you proposed on November 30, 2022. Please disclose the methodology by which you arrived at the $125 million valuation. We note the valuation you proposed on November 30, 2022 was based in part on “[your] understanding of Spectaire’s business model and unit economics . . .which was itself based on Spectaire’s view of the overall scale of the opportunity, addressable market and ability of Spectaire to utilize its proprietary technology to capture meaningful market share.” Please disclose how Spectaire’s view of its scale of opportunity, addressable market, and ability to capture market share shaped your understanding of Spectaire’s business model and factored into your proposed valuation. Please also disclose any discussions you had or materials you received from Spectaire regarding these topics, including how these discussions or materials influenced your valuation assessment and any assumptions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 189 and 194 of Amendment No. 2 to clarify how it arrived at the $125 million valuation. The Company respectfully advises the Staff that there was no mathematical formula that rendered such valuation; rather, the valuation was initially proposed by the Company based on, among other things, its consideration of Spectaire’s business model, including the unit economics of Spectaire’s AireCore™ MMS product line and Spectaire’s customer pipeline of 300,000 units, and PCCT management’s decades of experience in valuing industrial technology companies, taking into account the fundamentals of the industrial technology sector, the early-stage nature of Spectaire and execution risks inherent within scaling Spectaire’s technologies. In addition, the Company respectfully advises the Staff that the information about Spectaire’s business model, including the unit economics of Spectaire’s AireCore™ MMS product line and Spectaire’s customer pipeline of 300,000 units, which was considered by PCCT in arriving at the $125 million valuation, was provided by Spectaire to PCCT and was based on Spectaire’s view of the overall scale of the opportunity, addressable market and ability of Spectaire to utilize its proprietary technology to capture meaningful market share. Finally, the Company respectfully advises the Staff that all the discussions the Company had and materials the Company received from Spectaire regarding Spectaire’s business model, that PCCT considered in arriving at the $125 million valuation, have been disclosed in Amendment No. 2.

9.

We note your revisions in response to our prior comment 18 and reissue in part. Please expand your background discussion to provide more detailed disclosure regarding key negotiation considerations and how they changed over time. We note, for example, that the amount and structure of the earn-out were determined through a process of negotiation over the pre-money equity valuation. We also note that multiple drafts of the LOI were exchanged between November 30, 2022 and December 1, 2022, and that several terms of the Merger Agreement were negotiated between the December 6, December 22 and final January 16 drafts. Please expand your disclosure to discuss how these terms evolved throughout the negotiations, including each material proposal, the proposing party, the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 192 and 193 of Amendment No. 2.

10.	Please note your revisions in response to our prior comment 19. Please specify which members of PCCT had previously worked with Meteora.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 190 of Amendment No. 2.

Perception Capital Corp. II

May 26, 2023

11.

We note your revisions in response to our prior comment 20 and reissue in part. Please revise your disclosure to elaborate how these topics and the related discussions influenced the terms of the transaction, including the relevant positions of each party and whether the Board considered these topics when approving the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 190 through 194 of Amendment No. 2 to provide additional detail regarding whether the Board considered these topics when approving the business combination. The discussions concerning these topics did not result in the parties taking different positions that then influenced the terms of the transaction. Rather, the discussions were a forum to provide information and address questions. The topics and related discussions consisted of questions and answers that were intended to facilitate a better understanding by PCCT representatives of Spectaire’s business, did not involve any negotiation of transaction terms, and did not change PCCT’s valuation of Spectaire. As such, the Company respectfully advises the Staff that no additional relevant disclosure is necessary in that regard.

Certain Unaudited Projected Financial Information, page 191

12.

Given the limited historical operations of Spectaire including no revenues have been recorded, please provide comprehensive disclosures regarding the material assumptions used to determine the projected financial information presented. Your disclosures should enable investors to evaluate the projected financial information and its reasonableness. In this regard, we also note the following:

•

In regards to the significant projected revenue compound annual growth rates, we note your disclosures on page 150 regarding revenue streams. Please consider whether disclosures regarding each of these streams would help investors better evaluate the reasonableness of your projected financial information; and

•

In regards to the projected gross margin percentages, please address in your disclosures how these projected amounts align with your disclosures on page 153 which indicate that your revenues will initially be weighted towards unit sales which will have approximately 30% margin.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 194, 201 and 202 of Amendment No. 2.

13.	Please disclose how management and the Board considered and relied upon this projected financial information particularly in light of the limited operations of Spectaire.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 194 and 199 of Amendment No. 2.

U.S. Federal Income Tax Considerations, page 218

14.

We note your response to prior comment 24 that you do not plan on filing a tax opinion supporting a conclusion that the Business Combination should be tax-free to U.S. holders; however, you still represent that the Company “intends” for the Business Combination to be considered a tax-free “reorganization” under the provisions of Section 368(a) of the Code. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Section III.C.4 of Staff Legal Bulletin 19.

Response: The Company respectfully advises the Staff that the Company does not believe that the U.S. federal income tax consequences of the Merger are material to the PCCT shareholders. In the event that, contrary to the intent of the parties, the Merger does not qualify as a reorganization under Section 368(a) of the Code, there would be no adverse tax consequences for either PCCT or the PCCT shareholders. Because there are no material tax consequences to PCCT or PCCT shareholders of the tax treatment of the Merger, the Company respectfully notes that, while it has included an informational discussion of the intended tax treatment of

Perception Capital Corp. II

May 26, 2023

the Merger in a Q&A in response to the Staff’s previous comment, the proxy statement does not include representations to the PCCT shareholders regarding such tax treatment, and that treatment is not a material consideration to them. Therefore, Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19 do not require a tax opinion of counsel supporting the intended tax treatment of the Merger as a reorganization under Section 368(a) of the Code. In addition, the Company does not believe the reference in the Merger Agreement regarding the intended tax treatment of the Merger is a representation to PCCT shareholders regarding the tax consequences of the Merger to them, nor is the Company aware of any applicable rule or guidance that such a recital of intent would by itself require the delivery of a tax opinion of counsel in connection with the proxy.

Note 1. Organization and Business Operations, page F-32

15.

We note your response to prior comment 27. Please also address your consideration of the relative voting rights that each entity held in the combined entity in determining that MicroMS was the accounting acquirer.

Response: The Company acknowledges the Staff’s comment and hereby advises that as part of our analysis to determine the accounting acquirer we considered the relative voting rights of each entity’s former shareholders in the combined entity. Accordingly, the former Spectaire and former MicroMS shareholders have 60% and 40% of the voting interests in the combined entity, respectively. No individual Spectaire shareholder has majority and the largest minority shareholders in the combined entity are Brian Semkiw, CEO (18.0% of the voting interests and former Spectaire shareholder), Brian Hamond, Chief Science Officer (17.5% and former MicroMS shareholder), and Ian Hunter, MicroMS co-founder (17.5% and former MicroMS shareholder). However, these individual shareholders do not have any special shareholder rights (e.g. negative consent rights, director appointment rights, etc.). Also the preferred shareholders have the same voting rights as common shareholders and do not have kick-out rights.

While the voting rights percentages above, when viewed in the aggregate, might indicate that Spectaire should be the accounting acquirer, as previously discussed, Spectaire was determined to be a newco that lacks substance and was created to effectuate the merger and cannot be the accounting acquirer in accordance with ASC 805-10-55-15. Therefore, an entity that existed before the business combination should be identified as the accounting acquirer by applying the guidance in ASC 805-10-55-10 through 55-14, i.e., MicroMS.

Perception Capital Corp. II

May 26, 2023

Please do not hesitate to contact Michael Mies at (650) 470-3130 or Gregg Noel at (650) 470-4540 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

PERCEPTION CAPITAL CORP. II

By:	/s/ Rick Gaenzle
Name:	Rick Gaenzle
Title:	Chief Executive Officer

cc:	Michael Mies, Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel, Skadden, Arps, Slate, Meagher & Flom LLP